Exhibit (j)

Consent of Independent Registered Public Accounting Firm

The Board of Trustees of the Sterling Capital Funds:

We consent to the references to our firm under the headings “Independent Registered Public Accounting Firm” and “Disclosure to the Fund’s Service Providers” in the Statement of Additional Information in this Registration Statement for the Sterling Capital Long/Short Equity Fund.

/s/ KPMG LLP

Philadelphia, Pennsylvania

December 12, 2013